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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02007220

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
THE GRISWOLD COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
55 BROADWAY
(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL SIECZKOWSKI, CPA — 212-509-2100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DAVID TARLOW & CO., C.P.A., P.C.
(Name — *if individual, state last, first, middle name*)

7 PENN PLAZA	NEW YORK	NY	10001
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT H. McCOOEY, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE GRISWOLD COMPANY, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature 2/25/2002

PRESIDENT/CEO

Title



Notary Public

Signed & sworn this 25th day of February 2002. County of New York State of New York

Michaela D. Ferrigine
Notary Public, State of New York
Registration #01FE6038749
Qualified In New York County
My Commission Expires March 20, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID TARLOW & CO

Charles Golden, CPA
Andrew S. Marulis, CPA
Drew Benenson, CPA
Brian K. Stein, CPA
Peter D. M. Hopkins, CPA

Professional Corporation
Certified Public Accountants

7 Penn Plaza • Suite 804
New York, NY 10001
PHONE 212-697-8540
FAX 212-573-6805
EMAIL info@dtarlow.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
The Griswold Company, Inc.

We have audited the accompanying statement of financial condition of The Griswold Company, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liability subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Griswold Company, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Tarlow & Co., P.C.

New York, New York
January 22, 2002

THE GRISWOLD COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$1,396,809	
Securities owned – at market value	118,305	
Commission receivable	2,009,091	
Receivable from clearing broker	658,949	
Exchange memberships owned by the Company, at cost (market value $4,400,000)	995,000	
Other assets	466,116	
Total assets		$5,644,270

LIABILITES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$2,570,557	
Other liabilities	92,404	
Total liabilities		$2,662,961
Commitments and contingent liabilities (Note 6)		
Liability subordinated to the claims of general creditors		500,000
Stockholders' equity		
Common stock – Class A, voting, $.004 par value; authorized 4,000,000 shares, issued and outstanding 3,000,000 shares	12,000	
Common stock – Class B, nonvoting, $.004 par value; authorized 1,000,000 shares, issued 277,549 shares and outstanding 265,715 shares	1,110	
Additional paid-in capital	1,418,197	
Treasury stock, nonvoting, 11,834 shares at cost	(17,633)	
Retained earnings	1,067,635	
Total stockholders' equity		2,481,309
Total liabilities and stockholders' equity		$5,644,270

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Revenue:		
Commissions	$17,728,596	
Interest	30,330	
Other	140,334	
Total revenue		$17,899,260
Net loss from investment transactions in securities		(181,360)
Expenses:		
Employee compensation and benefits	9,592,189	
Exchange fees and clearance charges	2,474,269	
Professional fees	209,480	
Seat leases	1,801,485	
Interest	38,400	
Travel and entertainment	505,065	
Communications	289,113	
Other	1,473,066	
Total expenses		16,383,067
Income before income tax expense		1,334,833
Income tax expense		155,371
Net income		$ 1,179,462

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

	Class A Common Voting	Class B Common Nonvoting	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
Balance, December 31, 2000	$ 12,000	$ 1,043	$ 1,400,432	$ -	$ 639,287	$ 2,052,762
Net income					1,179,462	1,179,462
Distributions					(751,114)	(751,114)
Common stock issued 16,750 shares – Class B		67	17,765			17,832
Treasury stock purchased 11,834 shares – Class B				(17,633)		(17,633)
Balance, December 31, 2001	$ 12,000	$ 1,110	$ 1,418,197	$ (17,633)	$ 1,067,635	$ 2,481,309

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITY SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2001

Subordinated debenture payable at December 31, 2000	$500,000
Repayment of subordinated debenture payable	-
Issuance of subordinated debenture payable	-
Subordinated debenture payable at December 31, 2001	$500,000

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net income	$1,179,462	
Adjustment to reconcile net income to net cash provided by operating activities:		
Common stock issued as compensation	17,832	
(Increase) decrease in operating assets:		
Commissions receivable	(200,798)	
Receivable from clearing broker	(491,775)	
Securities owned – at market	87,435	
Other assets	(225,281)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	845,527	
Other liabilities	38,599	
Net cash provided by operating activities		$1,251,001
Cash flows from financing activities:		
Distributions to stockholders	(751,114)	
Purchase of treasury stock	(17,633)	
Net cash used in financing activities		(768,747)
Net increase in cash and cash equivalents		482,254
Cash and cash equivalents at beginning of year		914,555
Cash and cash equivalents at end of year		$1,396,809
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest		$ 38,400
Income taxes		$ 105,525

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS

The Griswold Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc. (the "NYSE"). The Company earns commissions from activities transacted with other registered broker-dealers on the New York Stock Exchange as well as non broker-dealer customers. The Company also acts as an introducing broker.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) **Security transactions**
Security transactions (and related commission revenue and expense) are recorded on a trade-date basis. Securities owned are stated at market value with unrealized gains and losses reflected in income.

b) **Use of estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) **Cash equivalents**
The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

d) **Concentrations and credit risks**
The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

NOTE 3 - RECEIVABLE FROM CLEARING BROKER/ SECURITIES HELD AT BROKER

The Company conducts business with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

THE GRISWOLD COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - STOCKHOLDERS' EQUITY

During the year ended December 31, 2001, the Company issued to employees common stock valued at $17,832 as compensation for services at no cost to employees.

NOTE 5 - RELATED PARTY TRANSACTIONS

The liability subordinated to the claims of general creditors had been approved by the NYSE for inclusion in computing the Company's net capital pursuant to the SEC's uniform net capital rule. This loan has been established with the spouse of the Company's chairman. The debenture matures December 31, 2002 and bears interest at the rate of 6% per annum, which resulted in interest expense charged to operations in the amount of $30,000 for the year ended December 31, 2001.

Subordinated debt is withdrawable by the lender at stated maturity dates or withdrawal can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

The Company leases two seats on the New York Stock Exchange from related parties. Rent paid to related parties was $613,500 for the year ended December 31, 2001.

NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITIES

a) **Lease commitments**
The Company has an operating lease for office space expiring in January, 2004.

Minimum future lease payments are as follows:

Year ending December 31,

2002	$211,885
2003	211,885
2004	17,657
	$441,427

Rent expense for the year ended December 31, 2001 amounted to $131,914. The Company also has six NewYork Stock Exchange seat leases expiring through 2002 requiring aggregate future payments of $1,000,500.

THE GRISWOLD COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

b) **Brokerage activities**
In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member firm of the NYSE, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. The Company computes its net capital under the basic method permitted by the rule, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2001, the Company had net capital of $1,337,092, which exceeded the requirement by $1,146,228.

NOTE 8 - EMPLOYEE BENEFIT PLANS

The Company maintains a noncontributory defined contribution profit-sharing plan and a 401(k) plan which include all eligible employees, as defined in the plans. Contributions to the plans are at the discretion of management. For the year ended December 31, 2001, $42,633 was contributed to the 401(k) plan and $292,000 was accrued and will be contributed subsequent to December 31, 2001 to the profit-sharing plan.

NOTE 9 - LINES OF CREDIT

At December 31, 2001, the Company had available two lines of credit totaling $450,000 with no outstanding balance. The lines bear interest at prime plus 1%. Collateral is a first lien on business assets including accounts receivable, furniture and fixtures.

NOTE 10 - INCOME TAXES

No provision for federal income taxes has been made as the Company has elected to be treated as an S Corporation for federal income tax purposes. As such, the Company is not liable for federal income tax payments. The Company is subject to state income taxes at reduced rates and local taxes.

SUPPLEMENTARY INFORMATION

THE GRISWOLD COMPANY, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2001

Net Capital		
Stockholders' equity		$2,481,309
Credits – liability subordinated to claims of general creditors		500,000
		2,981,309
Debits:		
Nonallowable assets		
Exchange memberships, at cost	$ 995,000	
Other assets	626,612	
Total debits		1,621,612
Net capital before haircuts on marketable securities		1,359,697
Less haircuts on securities and other charges		22,605
Net capital per rule 15c3-1		1,337,092
Minimum net capital requirement – 6-2/3% of aggregate indebtedness of $2,862,961 or $5,000, whichever is greater		190,864
Excess net capital		$1,146,228
Aggregate Indebtedness		
Accounts payable and accrued expenses	$2,570,557	
Other liabilities	92,404	
Seat lease guarantees	200,000	
Total aggregate indebtedness		$2,862,961
Ratio of aggregate indebtedness to net capital		2.14 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

REPORT ON INTERNAL CONTROL STRUCTURE

DAVID TARLOW & Co

PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

CHARLES GOLDEN, CPA
ANDREW S. MARULIS, CPA
DREW BENENSON, CPA
BRIAN K. STEIN, CPA
PETER D. M. HOPKINS, CPA

7 PENN PLAZA • SUITE 804
NEW YORK, NY 10001
PHONE 212-697-8540
FAX 212-573-6805
EMAIL info@dtarlow.com

To the Stockholders
The Griswold Company, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of The Griswold Company, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

David Tarlow & Co., P.C.

New York, New York
January 22, 2002